UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934)

(AMENDMENT NO. 4)

GOLDEN TELECOM, INC.

(Name of Issuer)

GOLDEN TELECOM, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Ilya Smirnov

General Counsel

REPRESENTATION OFFICE OF GOLDEN TELESERVICES, INC.

1 KOZHEVNICHESKY PROEZD

MOSCOW, RUSSIA 115114

(011-7-495) 797-9300

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Patricia Moran, Esq. Ann Beth Stebbins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000	William Greason, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5527

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,404,572,360	$173,139

* Estimated for the purposes of calculating the amount of the filing fee only.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,139

Filing Parties: Lillian Acquisition, Inc., VimpelCom Finance B.V., and Open Joint Stock Company “Vimpel-Communications.”

Form or Registration No.: Schedule TO-7

Date Filed: January 18, 2008

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13E-3 Transaction Statement initially filed on January 18, 2008, as amended by Amendments No. 1, 2 and 3 thereto filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2008, February 8, 2008 and February 19, 2008, respectively (the “Schedule 13E-3”), by Golden Telecom, Inc., a Delaware corporation (the “Company”). The Schedule 13E-3 relates to the offer by Lillian Acquisition, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”), to purchase, at a price of $105.00 per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), any and all outstanding shares of common stock, par value $0.01 per share, (the “Shares”) of the Company on the terms and subject to the conditions specified in the offer to purchase dated January 18, 2008, filed as an exhibit to the Schedule TO filed by Parent, Merger Sub and Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) with the SEC on January 18, 2008 (the “Schedule TO”) as amended by Amendments No. 1, 2, 3, 4 and 5 thereto filed with the SEC on January 28, 2008, February 6, 2008, February 8, 2008, February 19, 2008 and February 27, 2008, respectively (the “Offer to Purchase”) and related letter of transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

The Schedule 13E-3 also relates to the Agreement and Plan of Merger dated as of December 21, 2007 by and among the Company, Parent, and Merger Sub (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and each issued and outstanding Share will be canceled and (other than those Shares, if any, owned by stockholders properly perfecting dissenters’ rights) converted into the right to receive $105.00 in cash, without interest.

Except as otherwise set forth herein, the information set forth in the Schedule 13E-3 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13E-3. References to the Schedule 14D-9, the Offer to Purchase and the Schedule TO in the Schedule 13E-3 as amended by this Amendment are references to the Schedule 14D-9, the Offer to Purchase and the Schedule TO as amended.

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(b) OTHER MATERIAL INFORMATION

Item 15 is hereby amended and supplemented as follows:

“At 5:00 p.m., New York City time, on Tuesday, February 26, 2008, the subsequent offering period expired.

Based on preliminary information from the Depositary, as of the expiration of the subsequent offering period at 5:00 pm on February 26, 2008, stockholders of the Company had tendered a total of 38,093,677 Shares during the initial and subsequent offering periods. These Shares represent approximately 94.4% of the outstanding Shares, an amount sufficient to permit the completion of a “short-form” merger under applicable Delaware law, without a vote of the stockholders of the Company.

The full text of the press release announcing the completion of the subsequent offering period and the closing of the Offer is incorporated by reference herein and included as Exhibit (a)(5)(B) hereto.

On February 28, 2008, Merger Sub and the Company filed a Certificate of Ownership and Merger with the Division of Corporations of the Department of State of the State of Delaware, pursuant to which the Company was merged with and into Merger Sub, consummating the Merger. As a result of the Merger, the Company will continue as the surviving corporation and will be a direct wholly owned subsidiary of Parent and an indirect wholly owned susbsidiary of VimpelCom. All remaining stockholders of the Company who did not tender their Shares in the Offer (other than those, if any, properly perfecting dissenters’ rights) will receive the same $105.00 per Share in cash paid in the Offer.

As a result of the Merger, the Company no longer fulfills the numerical listing requirements of the NASDAQ Global Select Market (“NASDAQ”). Accordingly, on February 28, 2008, at the Company’s request, NASDAQ filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25. Pursuant to Rule 12d2-2 under the Exchange Act, the delisting of the Shares from NASDAQ will be effective on March 10, 2008 and the Company’s reporting obligations under Section 12(b) of the Exchange Act will be suspended as of that date. Trading of the Shares on NASDAQ ceased as of the close of trading on February 28, 2008. The Shares will be deregistered under Section 12(b) of the Exchange Act no later than ninety (90) days after the date of the Form 25. The Company also intends to file with the SEC a Certification on Form 15 under the Exchange Act to suspend the Company’s remaining reporting obligations under the Exchange Act.

The full text of the press release announcing the completion of the Merger is incorporated by reference herein and included as Exhibit (a)(5)(C) hereto.”

ITEM 16.	EXHIBITS.

Item 16 is hereby amended and restated in its entirety as follows:

Regulation M-A Item 1016

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on January 18, 2008, as amended by Amendments No. 1, 2 and 3 on February 6, 2008, February 8, 2008 and February 19, 2008, respectively (incorporated by reference).

(a)(1)(B)	Offer to Purchase, dated January 18, 2008, as amended by Amendments No. 1, 2, 3, 4 and 5 filed with the SEC on January 28, 2008, February 6, 2008, February 8, 2008, February 19, 2008 and February 27, 2008, respectively (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(C)	Letter of Transmittal, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(D)	Summary Advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(E)	Joint Press Release issued by the Company and OAO Vimpel-Communications, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(F)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule 14D-9).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Exhibit (a)(1)(F) to Amendment No. 1 to the Schedule 14D-9, filed by the Company with the SEC on February 6, 2008).

EXHIBIT NO.	DESCRIPTION
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(I)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(J)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(K)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press Release issued by VimpelCom, dated February 18, 2008 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(B)	Press Release issued by VimpelCom, dated February 27, 2008 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(C)	Press Release issued by VimpelCom, dated February 29, 2008 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 29, 2007).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007, among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to Exhibit (b)(3) to the Schedule TO).

(b)(4)	$3.5 billion Facility Agreement, dated February 8, 2008, among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners, ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V., Dublin Branch and UBS (Luxembourg) S.A. as original lenders and Citibank International plc as agent (incorporated by reference to Exhibit (b)(4) to the Schedule TO).

(b)(5)	$4.15 billion Unsecured Loan Agreement, dated February 15, 2008, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(5) to the Schedule TO).

(b)(6)	Subordination Deed dated February 28, 2008 among the Company, Open Joint Stock Company “Vimpel-Communications” and Citibank International plc as agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 29, 2008).

(c)(1)	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Annex I of the Schedule 14D-9).

(c)(2)*	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated July 19, 2007.

(c)(3)*	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated November 28, 2007.

(c)(4)*	Preliminary Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 12, 2007.

(c)(5)*	Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007.

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

EXHIBIT NO.	DESCRIPTION
(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

(d)(5)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

EXHIBIT NO.	DESCRIPTION
(d)(6)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(d)(7)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(d)(8)	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9).

(d)(9)	Confidentiality Agreement, between VimpelCom and the Company, dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule B to the Offer to Purchase).

(g)	None.

*	Previously filed.

Exhibit Index

The Exhibit Index is hereby amended to be deleted and restated in its entirety as follows:

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on January 18, 2008, as amended by Amendments No. 1, 2 and 3 on February 6, 2008, February 8, 2008 and February 19, 2008, respectively (incorporated by reference).

(a)(1)(B)	Offer to Purchase, dated January 18, 2008, as amended by Amendments No. 1, 2, 3, 4 and 5 filed with the SEC on January 28, 2008, February 6, 2008, February 8, 2008, February 19, 2008 and February 27, 2008, respectively (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(C)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(D)	Summary Advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(E)	Joint Press Release issued by the Company and OAO Vimpel-Communications, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(F)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule 14D-9).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Exhibit (a)(1)(F) to Amendment No. 1 to the Schedule 14D-9, filed by the Company with the SEC on February 6, 2008).

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(I)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(J)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(K)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press Release issued by VimpelCom, dated February 18, 2008 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(B)	Press Release issued by VimpelCom, dated February 27, 2008 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(C)	Press Release issued by VimpelCom, dated February 29, 2008 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 29, 2007).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

EXHIBIT NO.	DESCRIPTION
(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007, among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to Exhibit (b)(3) to the Schedule TO).

(b)(4)	$3.5 billion Facility Agreement, dated February 8, 2008, among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners, ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V., Dublin Branch and UBS (Luxembourg) S.A. as original lenders and Citibank International plc as agent (incorporated by reference to Exhibit (b)(4) to the Schedule TO).

(b)(5)	$4.15 billion Unsecured Loan Agreement, dated February 15, 2008, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(5) to the Schedule TO).

(b)(6)	Subordination Deed dated February 28, 2008 among the Company, Open Joint Stock Company “Vimpel-Communications” and Citibank International plc as agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 29, 2008).

(c)(1)	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Annex I of the Schedule 14D-9).

(c)(2)*	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated July 19, 2007.

(c)(3)*	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated November 28, 2007.

(c)(4)*	Preliminary Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 12, 2007.

(c)(5)*	Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007.

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

(d)(5)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(d)(6)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(d)(7)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(d)(8)	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9).

EXHIBIT NO.	DESCRIPTION
(d)(9)	Confidentiality Agreement, between VimpelCom and the Company, dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule B to the Offer to Purchase).

(g)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDEN TELECOM INC.

/S/ ILYA SMIRNOV
Name:	Ilya Smirnov
Title:	General Counsel

Date:	February 29, 2008